                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549
                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4                                                                                                       OMP APPROVAL
( ) Check this box if no longer                                                                      OMB Number:          3235-0287
    subject to Section 16. Form 4 or                                                                 Expires:    September 30, 1998
    Form 5 obligation may continue.                                                                  Estimated average burden
    See Instruction 1(b).                                                                            hours per response........ 0.5

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Reschke      Michael         W.             Prime Group Realty Trust (PGE)
   (Last)       (First)      (Middle)
                                                                                                   X   Director            10% Owner
   Prime Group Realty Trust                 3. IRS or Social Security   4. Statement for         -----               -----
   77 W. Wacker Drive, Suite 3900              Number of Reporting         Month/Year
                (Street)                       Person (Voluntary)                                  X   Officer (give        Other
                                                                           February/1999         ----- title below)  ----- (specify
   Chicago         IL           60601                                                                                       below)
   (City)        (State)        (Zip)
                                                                        5. If Amendment,            Chairman of the Board, Trustee
                                                                           Date of Original         ------------------------------
                                                                           (Month/Year)
                                                                                              7. Individual or Joint/Group Filing
                                                                                                 (Check Applicable Line)

                                                                                                   X   Form filed by One Reporting
                                                                                                 ----- Person
                                                                                                       Form filed by More than One
                                                                                                 ----- Reporting Person
                                                              Page 1 of 4

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                          --------------------------------------------------------------------------------

1. Title of Security     2. Trans-     3. Trans-      4. Securities Acquired (A)   5. Amount of        6. Ownership   7. Nature of
   (Instr. 3)               action        action         or Disposed of (D)           Securities          Form:          Indirect
                            Date          Code           (Instr. 3, 4 and 5)          Beneficially        Direct         Beneficial
                                          (Instr. 8)                                  Owned at            (D) or         Owner-
                            (Month/      ----------------------------------------     End of Month        Indirect       ship
                             Day/         Code    V      Amount  (A) or   Price                           (I)
                             Year)                                 (D)                (Instr. 3 and 4)    (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
  Potential persons who are to respond to the collection of information contained
  in this form are not required to respond unless the form displays a currently valid OMB Number.                   SEC 1474 (7-97)

                                                              Page 2 of 4

FORM 4 (continued)               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
                                 -----------------------------------------------------------------------------
1. Title of                  2. Conver-     3. Trans-      4. Transac-         5. Number of Derivative         6. Date Exercisable
   Derivative Security          sion or        action         tion Code           Securities Acquired             and Expiration
   (Instr. 3)                   Exercise       Date           (Instr. 8)          (A) or Disposed of              Date
                                Price of                                          (D) (Instr. 3, 4 and 5)
                                Deriv-         (Month/                                                            (Month/Day/Year)
                                ative           Day/
                                Security        Year)
                                                           -------------------------------------------------------------------------
                                                                                                                   Date      Expira-
                                                            Code     V              (A)        (D)                 Exer-     tion
                                                                                                                   cisable   Date
------------------------------------------------------------------------------------------------------------------------------------
Common Units of
Prime Group Realty, L.P. (1)    $ 15.00        02/08/99      A                    256,572 (2)                     12/15/98
------------------------------------------------------------------------------------------------------------------------------------

7. Title and Amount of       8. Price of    9. Number of   10. Owner-          11. Nature of
   Underlying Securities        Derivative     Deriv-          ship                Indirect
   (Instr. 3 and 4)             Security       ative           Form of             Beneficial
                                (Instr. 5)     Securities      Deriva-             Owner-
                                               Bene-           tive                ship
                                               ficially        Security:           (Instr. 4)
                                               Owned at        Direct (D)
                                               End of          or Indirect
                                               Month           (I)
                                               (Instr. 4)
                                                               (Instr. 4)
------------------------
              Amount
   Title      or Number
              of Shares
------------------------------------------------------------------------------------------------------------------------------------
Common
Shares        256,572                          8,248,990              I              (3)
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:
-------------------------

                                                                                   /s/ Michael W. Reschke                  3/10/99
                                                                                -------------------------------          ----------
                                                                                **Signature of Reporting Person             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

 Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained                                              Page 2
in this form are not required to respond unless the form displays a currently valid OMB Number.                     SEC 1474 (7-97)

                                                             Page 3 of 4

             ADDITIONAL INFORMATION TO FORM 4 FOR FEBRUARY, 1999
                              OF MICHAEL W. RESCHKE
       CHAIRMAN OF THE BOARD AND TRUSTEE OF PRIME GROUP REALTY TRUST (PGE)


(1) Under the terms of that certain Amended and Restated Agreement of Limited Partnership of Prime Group Realty, L.P. dated as of November 17, 1997, as amended, each Common Unit of Prime Group Realty, L.P. may, at the option of the holder thereof, be exchanged at any time for one Common Share of Beneficial Interest, par value $.01 per share, of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash in an amount equal to the value of such share.

(2) These Common Units were acquired by Prime Group VI, L.P. whose general partner is PGLP, Inc., of which Mr. Reschke is the controlling shareholder.

(3) Information presented includes the 304,097 Common Units held by Prime Group VI, L.P. whose general partner is PGLP, Inc., of which Mr. Reschke is the controlling shareholder. Information presented also includes the 7,944,893 Common Units held by Primestone Investment Partners, L.P. ("Primestone"). Mr. Reschke is the Chairman, Chief Executive Officer and majority shareholder of The Prime Group, Inc. ("PGI"). PGI and its affiliates control PG/Primestone, L.L.C. which is the Administrative Member of Primestone.

                                   Page 4 of 4